US$1,000,000,000	Filed pursuant to rule 433
Floating Rate Notes due 2012 (re-opening)	File No. 333-132177

Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings:	Aa1/AA/AA+ (Moody’s / S&P / Fitch)

Trade Date:	March 7, 2007

Settlement Date:	March 16, 2007 (T+7 days)

Maturity:	March 16, 2012

Par Amount:	U.S.$1,000,000,000. Upon settlement, the notes will form part of the same series as, and will be fungible with, Citigroup’s outstanding Floating Rate Notes due 2012 issued on March 16, 2005, and the aggregate principal amount of this series of notes will be $1,750,000,000.

Ranking:	Senior

Coupon:	Three-month USD LIBOR (Telerate) plus 0.125% per annum.

Discount Margin:	Three-month USD LIBOR (Telerate) plus 0.10%.

Public Offering Price:	100.110%

Net Proceeds to Citigroup:	$998,600,000 (before expenses).

Interest Payment Dates:	The 16th day of each March, June, September and December of each year, with adjusted modified following business day convention. The next interest payment date is June 16, 2007.

Interest Rate Determination Dates:	Two London business days prior to the start of each Interest Payment Date.

Day Count:	Actual/360.

Defeasance:	Applicable. Provisions of Article Eleven of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Book Manager:	Citigroup Global Markets Inc.

Senior Co-Lead Managers:	Banc of America Securities LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Lehman Brothers Inc.

Junior Co-Lead Managers:	Barclays Capital Inc.
Bear, Stearns & Co. Inc.
Loop Capital Markets, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC

CUSIP:	172967 CV 1

ISIN:	US172967CV17

Common Code:	021516902

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.